CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

September 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention: Katherine Wray

Re:	CCC Intelligent Solutions Holdings Inc.
Registration Statement on Form S-1
Originally Filed August 27, 2021
File No. 333-259142

Ladies and Gentlemen:

CCC Intelligent Solutions Holdings Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, originally filed on August 27, 2021 (the “Registration Statement”), to 4:00 p.m., Eastern time, on September 8, 2021 or as soon thereafter as practicable.

* * * *

Please contact Ross M. Leff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4947, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

By:	/s/ Brian Herb
Name:	Brian Herb
Title:	Executive Vice President, Chief Financial and Administrative Officer